UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2015 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Contents

This Report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein and into the registrant's Registration Statements on Form F-3 (Registration No. 333-195794) and Form S-8 (Registration Nos. 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

Exhibit 99.1:	Consolidated Financial Statements for the Year Ended December 31, 2014.

Exhibit 99.2:	Operating Results and Financial Review in Connection with the Consolidated Financial Statements for the Year Ended December 31, 2014.

Exhibit 99.3:	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.

Exhibit 101:
Attached as Exhibit 101 to this Report are the following Interactive Data Files, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2014; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iv) Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (vi) Notes to the Consolidated Financial Statements. (*)

(*)
In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: April 6, 2015

Exhibit Index

Exhibit 99.1:	Consolidated Financial Statements for the Year Ended December 31, 2014.

Exhibit 99.2:	Operating Results and Financial Review in Connection with the Consolidated Financial Statements for the Year Ended December 31, 2014.

Exhibit 99.3:	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Auditors.

Exhibit 101:
Attached as Exhibit 101 to this Report are the following Interactive Data Files, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2014; (ii) Consolidated Statements of Income for the years ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014; (iv) Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and (vi) Notes to the Consolidated Financial Statements. (*)

(*)
In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.